EXHIBIT (a)(5)(xvii)

Contact:	LeAnne Zumwalt
DaVita Inc
310 750-2072

DAVITA ANNOUNCES FINAL RESULTS OF STOCK TENDER OFFER

Torrance, CA, June 6, 2002 – DaVita Inc. (NYSE: DVA) today announced the final results of its modified Dutch auction tender offer, which expired at 9:00 a.m., New York City time, on May 30, 2002.

Based on a final count by The Bank of New York, the depositary for the offer, a total of 19,278,644 shares were properly tendered and not withdrawn at prices at or below $24.00 per share, including shares tendered by those persons who indicated that they are willing to accept the price determined by the offer. Due to the over-subscription, shares tendered will be pro-rated. DaVita will purchase 16,682,337 shares at $24.00 per share, resulting in a final pro-ration factor of 86.5219999%. The 16,682,337 shares to be purchased are comprised of the 15,000,000 shares DaVita offered to purchase and 1,682,337 shares to be purchased pursuant to DaVita’s right under the securities laws to purchase up to an additional 2% of its outstanding shares. Shares tendered at prices greater than $24.00 will not be purchased by the Company. DaVita funded the payment for shares from the proceeds of borrowings under its senior credit facilities.

Payment for shares validly tendered and accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by The Bank of New York, the depositary for the tender offer. Following the purchase of the shares tendered in the tender offer, DaVita will have approximately 67,500,000 common shares outstanding.

Credit Suisse First Boston Corporation acted as the Dealer Manager and Georgeson Shareholder acted as the Information Agent for the offer.

DaVita is a leading provider of dialysis services for patients suffering from chronic kidney failure. The Company owns and operates kidney dialysis centers and home peritoneal dialysis programs domestically in 32 states, as well as Washington, D.C. As of March 31, 2002, DaVita operated 495 outpatient dialysis facilities serving over 43,000 patients, including 3,400 patients in 32 centers under management.